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EXHIBIT 99.1


             INCREASE THE DOMESTIC SELLING PRICE OF HOT ROLLED COIL

POSCO will increase the domestic selling price of hot rolled coil from Won335,000/ton to Won355,000/ton from February 10, 2003.